UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number: 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number: 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

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INVESTOR RELATIONS RELEASE

Kabel Deutschland exceeds guidance for its Fiscal Year March 2009

•      KDG announces preliminary financial results and KPIs

•      Revenues grow 15% to approximately €1.37 billion

•      Adjusted EBITDA(1) at €571 million is up 25% from the previous year

•      End of March: 806 thousand Internet and phone customers generating 1.42 million Internet and phone RGUs(2)

•      Arbitration process with Orion Cable Group settled

Unterfoehring, May 26, 2009 — Germany’s largest cable network operator Kabel Deutschland (KDG) today announced preliminary financials for its fiscal year ended March 31, 2009. Revenues grew by approximately 15% to €1.37 billion based primarily on the continuing success of the Internet and phone product offerings. Together with the excellent revenue development Adjusted EBITDA for the fiscal year grew by approximately 25% to approximately €571 million which is above guidance of €565 million. EBITDA margin for the fiscal year hit record high of 41.6% reflecting both growth and improved efficiency.

Capex spent for the fiscal year was €373 million, by €12 million lower than guidance of €385 million. After the investments in the upgrade of the network and in new services, free cash flow reached historic high of €198 million.

	Fiscal Year Ended March 31,
(€ millions, except percentages)	2005(3)	2006(3)	2007(3)	2008	2009(4)
	(as adjusted)	(as adjusted)

Revenues	1,003	1,012	1,093	1,197	1,370
% growth yoy		0.9%	8.0%	9.5%	14.5%

Adjusted EBITDA (1)	408	401	383	458	571
% growth yoy		-1.7%	-4.5%	19.6%	24.7%

Adjusted EBITDA margin (4)	40.7%	39.6%	35.0%	38.3%	41.7%

Capex (6)	93	144	269	316	373
% growth yoy		54.8%	86.8%	17.5%	18.0%

Free cash flow (7)	315	257	114	141	198
% growth yoy		-18.4%	-55.6%	23.7%	40.4%

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastrasse 6-8

D-85774 Unterfoehring

Network data, subscribers and RGUs for fiscal year end 2008/2009

With respect to KDG’s Internet and phone products in the quarter January to March 2009, the Company again recorded strong growth and grew its market position further. As of March 31, 2009 KDG’s penetration of Internet and phone customers reached 10% compared to approximately 6% the year before.

At the end of fiscal year 2008/2009, 12.0 million homes passed or 78.5% of its overall network of 15.3m homes passed were upgraded for bi-directional coming in at the guidance level of 12.0 million. Marketable base of the network as of March 31, 2009 was 8.6 million at fiscal year end.

KDG increased its total number of RGUs by almost 1.1 million and served 11.6 million total RGUs on March 31, 2009. The average number of services taken by a customer increased to 1.27 compared to 1.19 in the previous year. The increase was driven mainly by the Internet and phone services.

Kabel Internet and Phone RGUs increased by 88.0% to 1.42 million at March 31, 2009. 708 thousand RGUs came from the Internet services (previous year: 394 thousand), 710 thousand RGUs from phone services (previous year: 361 thousand) The Internet and Phone RGU numbers are generated from 806 thousand subscribers resulting in a RGU / subscriber ratio of 1.76.

Kabel Digital pay TV RGUs increased by 9.1% to 849 thousand at March 31, 2009 (779 thousand on March 31, 2009). The overall number of digital TV RGUs amounted to 2.1 million (1.6 million thousand in the previous year). Including the Premiere subscribers in KDG’s footprint the digital TV penetration amounted to over 20%.

Premium service RGUs reached 30.0% of the Company’s overall RGU base compared to 22.8% in the previous year.

Kabel Deutschland GmbH, Unterföhring

Network data, subscribers and Revenue Generating Units

		March 31,	December 31,	March 31,	y-o-y	y-o-y
(in thousand unless otherwise stated)		2008	2008	2009	change	change
						%
Network data
Homes passed	#	15,257.1	15,293.1	15,293.1	36.0	0.24%
- thereof Homes upgraded for 2-way-communication	#	10,901.1	11,691.0	12,008.4	1,107.3	10.16%
- thereof marketable homes	#	6,685.0	8,485.0	8,580.3	1,895.3	28.35%

Subscribers
Cable Access Subscribers (incl. TKS)	#	8,844.9	8,994.9	9,013.3	168.5	1.90%
- thereof wholesale subscribers	#	2,487.0	1,583.4	1,616.1	-870.9	-35.02%
Subscribers without TV	#	39.5	88.4	109.6	70.1	177.74%

Total Subscribers	#	8,884.3	9,083.3	9,122.9	238.6	2.69%
- thereof Internet and phone subscribers	#	420.9	702.8	805.9	385.0	91.46%

Revenue Generating Units (RGUs)(2)
Analog Cable Access (incl. TKS)	#	8,143.1	8,159.9	8,143.5	0.4	0.00%

Premium Services
Digital Cable Access	#	836.7	1,044.9	1,103.3	266.6	31.86%
Personal Video Recorders (Kabel Digital+)(8)	#	34.7	94.1	113.5	78.8	227.18%
Kabel Digital (pay TV)	#	778.5	846.3	849.2	70.7	9.09%
Kabel Internet	#	393.5	624.7	707.5	314.0	79.79%
Kabel Phone	#	361.0	616.0	710.3	349.3	96.76%
Subtotal Premium Services	#	2,404.4	3,226.0	3,483.8	1,079.4	44.89%

Total RGUs	#	10,547.5	11,386.0	11,627.3	1,079.8	10.24%
Premium Services Penetration	%	22.8%	28.3%	30.0%		31.44%

Ratio RGUs/Subscribers		1.19	1.25	1.27	0.08	6.74%

Resolution from arbitration process with Orion Cable Group

On May 21, 2009, KDG settled with Orion Cable Group in the course of a contractually agreed and market standard purchase price adjustment process on the 1.1 million cable subscribers acquired on April 30, 2008. The original purchase price was reduced by €67.5 million.

The audited IFRS financials for KDG’s full fiscal year 2008/2009 ended March 31, 2009 will be released at the end of July 2009. On that occasion KDG will host a conference call.

Please refer to our website www.kabeldeutschland.com for further information.

About Kabel Deutschland

Kabel Deutschland (KDG) operates cable networks in 13 German states and supplies its services to approximately 9 million connected TV households in Germany. Being Germany’s largest cable network operator, Kabel Deutschland develops and markets new offers for digital TV, broadband Internet and fixed line phone services via cable as well as mobile services. KDG offers an open digital TV platform for all program providers. The company operates the networks, markets cable connections and provides comprehensive services for all matters of cable connectivity. In fiscal year 2008/2009 (12 months ended March 31, 2009), Kabel Deutschland reported preliminary revenues of approximately €1.4 billion and Adjusted EBITDA of €571 million.

Contact:

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastr. 6-8

85774 Unterfoehring

Germany

Insa Calsow:	+49 89 / 960 10 - 184; insa.calsow@kabeldeutschland.de
Elmar Baur:	+49 89 / 960 10 - 187; elmar.baur@kabeldeutschland.de
Astrid Adamietz:	+49 89 / 960 10 - 186; astrid.adamietz@kabeldeutschland.de

This release is also available at www.kabeldeutschland.com.

This Investor Relations release contains forward looking statements within the meaning of the ‘safe harbor’ provision of the US securities laws. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors and security holders are urged to read our quarterly report available on our website because it will contain important information. We disclaim any obligation to publicly update or revise any forward-looking information.’

Footnotes

(1)

Adjusted EBITDA: Profit from ordinary activities before depreciation, amortization, non-cash compensation, which consists primarily of expenses related to our management equity programs and non-cash restructuring expenses (“Adjusted EBITDA”), is a measure used by management to measure our operating performance. Adjusted EBITDA is not a recognized accounting term, does not purport to be an alternative to profit from ordinary activities or cash flow from operating activities and should not be used as a measure of liquidity. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). Because other companies may not calculate Adjusted EBITDA identically to us, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. In addition, Adjusted EBITDA is not calculated in the same way that ‘Consolidated EBITDA’ is calculated under the indenture governing the Notes or under the terms of our Senior Credit Facilities. However, Adjusted EBITDA is a commonly used term to compare the operating activities of cable companies.

(2)

RGU (Revenue Generating Unit) is related to the sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but for two RGUs.

(3)

According to the update of the IFRIC agenda decision on IAS 39 accounting changes regarding assessing hedge effectiveness of interest rate swaps in a cash flow hedge have been made for the fiscal years ended March 31, 2005, 2006 and 2007.

(4)	Fiscal year 2008/2009 financials preliminary.

(5)	Adjusted EBITDA margin is a calculation of Adjusted EBITDA as a percentage of total revenues.

(6)	Capex: excluding M&A and transponder leases

(7)	Free cash flow: Adjusted EBITDA less Capex (exluding M&A and transponder leases).

(8)	PVRs KDG reports only those customers who have decided to subscribe to and pay for the PVR product which differs from the past.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND GMBH
(Registrant)

By:	/s/ PAUL THOMASON
Paul Thomason
Chief Financial Officer

Date: May 26, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND VERTRIEB UND SERVICE GMBH & CO KG
(Registrant)

By:	/s/ PAUL THOMASON
Paul Thomason
Managing Director

Date: May 26, 2009